Infosys®
POWERED BY INTELLECT
DRIVEN BY VALUES

May 15, 2015

Dear member,

You are cordially invited to attend the 34th Annual General Meeting of the members of Infosys Limited ('the Company') to be held on Monday, June 22, 2015 at 3:00 p.m. IST at the Christ University Auditorium, Hosur Road, Bengaluru 560 029, Karnataka, India.

The Notice of the meeting, containing the business to be transacted, is enclosed herewith. As per Section 108 of the Companies Act, 2013, read with the related Rules and Clause 35B of the Listing Agreement, the Company is pleased to provide its members the facility to cast their vote by electronic means on all resolutions set forth in the Notice. The instructions for e-voting are enclosed herewith.

Very truly yours,

K. V. Kamath
Chairman of the Board

Enclosures :
1. Notice to the 34th Annual General Meeting (AGM)
2. Instructions for e-voting
3. Proxy form
4. Attendance slip

Note : Attendees who are differently abled and require assistance at the AGM are requested to contact :
Charles Henry Hawkes, Vice President and Regional Head – Facilities, Infosys Limited, Electronics City, Hosur Road, Bengaluru 560 100, India, Tel : 91 80 2852 0261 Ext : 2250, Mobile : 91 98450 15990

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362

investors@infosys.com
www.infosys.com

Notice to the 34th Annual General Meeting

Notice is hereby given that the 34th Annual General Meeting (AGM) of the members of Infosys Limited will be held on Monday, June 22, 2015, at 3:00 p.m. IST at the Christ University Auditorium, Hosur Road, Bengaluru 560 029, Karnataka, India, to transact the following business:

Ordinary business

Item no. 1 – Adoption of financial statements

To receive, consider and adopt the financial statements of the Company for the year ended March 31, 2015, including the audited Balance Sheet as at March 31, 2015, the Statement of Profit and Loss for the year ended on that date and the reports of the Board of Directors ('the Board') and Auditors thereon.

Item no. 2 – Declaration of dividend

To declare a final dividend of ₹29.50 per equity share (amounting to ₹14.75 per equity share post 1:1 bonus issue, if the bonus is approved by the members, pursuant to the postal ballot notice dated April 24, 2015), and to approve the interim dividend of ₹ 30.00 per equity share, already paid during the year, for the year ended March 31, 2015.

Item no. 3 – Appointment of director

To appoint a director in place of U. B. Pravin Rao, who retires by rotation and, being eligible, seeks re-appointment.

Item no. 4 – Appointment of auditors

To ratify the appointment of auditors of the Company, and to fix their remuneration and to pass the following resolution as an ordinary resolution thereof:

Resolved that, pursuant to Section 139, 142 and other applicable provisions of the Companies Act, 2013 and the Rules made thereunder, pursuant to the recommendations of the audit committee of the Board of Directors, and pursuant to the resolution passed by the members at the AGM held on June 14, 2014, the appointment of B S R & Co. LLP, Chartered Accountants (LLP registration No. AAB 8181) as the auditors of the Company to hold office till the conclusion of the AGM to be held in the calendar year 2018 be and is hereby ratified and that the Board of Directors be and is hereby authorized to fix the remuneration payable to them for the financial year ending March 31, 2016 as may be determined by the audit committee in consultation with the auditors, and that such remuneration may be paid on a progressive billing basis as may be agreed upon between the auditors and the Board of Directors.

Special business

Item No. 5 – Appointment of Roopa Kudva as an independent director

To consider and if thought fit, to pass with or without modification(s), the following resolution as an ordinary resolution:

Resolved that, pursuant to Section 149, 152, Schedule IV and other applicable provisions of the Companies Act, 2013 and the Rules made thereunder, Roopa Kudva, who was appointed as an Additional Director of the Company by the Board of Directors with effect from February 04, 2015 and who holds office till the date of the AGM, in terms of Section 161 of the Companies Act, 2013, and in respect of whom the Company has received a notice in writing from a member under Section 160 of the Companies Act, 2013 signifying his intention to propose Roopa Kudva as a candidate for the office of a director of the Company, be and is hereby appointed as an Independent Director of the Company for a period up to February 03, 2020, not liable to retire by rotation.

Item no. 6 – Commission to non-executive directors

To consider and if thought fit, to pass with or without modification(s), the following resolution as an ordinary resolution:

Resolved that, pursuant to Section 197 and other applicable provisions, if any, of the Companies Act, 2013, and pursuant to the provisions of the Articles of Association of the Company, a sum not exceeding 1% of the net profits of the Company per annum, calculated in accordance with the provisions of Section 198 of the Act, be paid and distributed among the directors of the Company or some or any of them (other than the managing director and the whole-time directors) in such amounts or proportion and in such manner and in all respects as may be decided by the Board of Directors and such payments shall be made with respect to the profits of the Company for each year commencing from April 01, 2015.

Item no. 7 – Purchase of the healthcare business from Infosys Public Services, Inc.

To consider and, if thought fit, to pass the following resolution as a special resolution:

Resolved that, pursuant to Section 188 and other applicable provisions of the Companies Act, 2013 and the Rules made thereunder and subject to such other approvals, consents, permissions, sanctions of any authorities as may be necessary, consent of the Company be and is hereby accorded to the Board of Directors to enter into a contract to purchase, lease, transfer, assign or otherwise acquire the whole or part of the healthcare business, including rights and properties relating thereto, from Infosys Public Services Inc., a wholly-owned subsidiary of the Company, with effect from July 01, 2015 or such other date as may be decided by the Board of Directors, for an estimated consideration of up to US $100 million (equivalent to ₹625 crore approximately) to be discharged in a manner and on such terms and conditions as may be mutually agreed upon between the Board of Directors of the Company and Infosys Public Services.

Resolved further that the Board of Directors of the Company be and are hereby authorized to do all such acts, matters and things as may be necessary to give effect to the above resolution.

Registered office:
Electronics City, Hosur Road
Bengaluru 560 100
India

May 15, 2015

by order of the Board of Directors
for Infosys Limited

Dr. Vishal Sikka
Chief Executive officer and Managing Director

Notes

1. The Statement pursuant to Section 102 (1) of the Companies Act, 2013 with respect to the special business set out in the Notice is annexed.
2. A MEMBER ENTITLED TO ATTEND AND VOTE AT THE AGM IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE IN THE MEETING INSTEAD OF HIMSELF / HERSELF, AND THE PROXY NEED NOT BE A MEMBER OF THE COMPANY. A person can act as a proxy on behalf of not exceeding fifty (50) members and holding in aggregate not more than ten (10) percent of the total share capital of the Company.
3. Corporate members intending to send their authorized representatives to attend the meeting are requested to send a certified copy of the Board resolution to the Company, authorizing their representative to attend and vote on their behalf at the meeting.
4. The instrument appointing the proxy, duly completed, must be deposited at the Company's registered office not less than 48 hours before the commencement of the meeting. A proxy form for the AGM is enclosed.
5. During the period beginning 24 hours before the time fixed for the commencement of the meeting and ending with the conclusion of the meeting, a member would be entitled to inspect the proxies lodged at any time during the business hours of the Company, provided that not less than three days of notice in writing is given to the Company.
6. Members / proxies / authorized representatives should bring the duly filled Attendance Slip enclosed herewith to attend the meeting.
7. The Register of Directors and Key Managerial Personnel and their shareholding, maintained under Section 170 of the Companies Act, 2013, will be available for inspection by the members at the AGM.
8. The Register of Contracts or Arrangements in which the directors are interested, maintained under Section 189 of the Companies Act, 2013, will be available for inspection by the members at the AGM.
9. **The Register of Members and Share Transfer Books will remain closed on June 17, 2015 for the purpose of payment of the final dividend for the financial year ended March 31, 2015 and the AGM.**
10. Subject to the provisions of the Companies Act, 2013, dividend as recommended by the Board of Directors, if declared at the meeting, will be paid within a period of 30 days from the date of declaration, to those members whose names appear on the Register of Members as on June 16, 2015. The final dividend is ₹29.50 per equity share, amounting to ₹14.75 per equity share post 1:1 bonus issue, if the bonus is approved by the members, pursuant to the postal ballot notice dated April 24, 2015.
11. Members whose shareholding is in electronic mode are requested to direct change of address notifications and updates of savings bank account details to their respective Depository Participant(s). Members are encouraged to utilize the Electronic Clearing System (ECS) for receiving dividends.
12. Members are requested to address all correspondence, including dividend-related correspondence, to the Registrar and Share Transfer Agents, Karvy Computershare Private Limited, Karvy Selenium Tower B, Plot 31-32, Gachibowli, Financial District, Nanakramguda, Hyderabad – 500 032.
13. Members wishing to claim dividends, which remain unclaimed, are requested to correspond with Manikantha A. G. S., Interim Company Secretary, at the Company's registered office. Members are requested to note that dividends not claimed within seven years from the date of transfer to the Company's Unpaid Dividend Account, will, as per Section 205A of the Companies Act, 1956 (Section 124 of the Companies Act, 2013), be transferred to the Investor Education and Protection Fund.
14. With a view to using natural resources responsibly, we request shareholders to update their email address, with their Depository Participants to enable the Company to send communications electronically.
15. The Annual Report 2014-15 is being sent through electronic mode only to the members whose email addresses are registered with the Company / Depository Participant(s), unless any member has requested for a physical copy of the report. For members who have not registered their email addresses, physical copies of the Annual Report 2014-15 are being sent by the permitted mode.
16. In compliance with Section 108 of the Companies Act, 2013, Rule 20 of the Companies (Management and Administration) Rules, 2014, substituted by Companies (Management and Administration) Amendment, Rules 2015, and Clause 35B of the Listing Agreement, the Company has provided a facility to the members to exercise their votes electronically through the electronic voting service facility arranged by National Securities Depository Limited. The facility for voting, through ballot paper, will also be made available at the AGM and the members attending the AGM who have not already cast their votes by remote e-voting shall be able to exercise their right at the AGM through ballot paper. Members who have cast their votes by remote e-voting prior to the AGM may attend the AGM but shall not be entitled to cast their votes again. The instructions for e-voting are annexed to the Notice.
17. The Notice of the 34th AGM and instructions for e-voting, along with the Attendance slip and Proxy form, is being sent by electronic mode to all members whose email addresses are registered with the Company / Depository Participant(s), unless a member has requested for a hard copy of the same. For members who have not registered their email addresses, physical copies of the documents are being sent by the permitted mode.
18. Members may also note that the Notice of the 34th AGM and the Infosys Annual Report 2014-15 will be available on the Company's website, *www.infosys.com*. The physical copies of the documents will also be available at the Company's registered office for inspection during normal business hours on working days. Members who require communication in physical form in addition to e-communication, or have any other queries, may write to us at: investors@infosys.com
19. Additional information, pursuant to Clause 49 of the Listing Agreement with the stock exchanges, in respect of the directors seeking appointment / re-appointment at the AGM is furnished as annexure to the Notice. The directors have furnished consent / declaration for their appointment / re-appointment as required under the Companies Act, 2013 and the Rules thereunder.
20. The Securities and Exchange Board of India (SEBI) has mandated the submission of the Permanent Account Number (PAN) by every participant in the securities market. Members holding shares in electronic form are, therefore, requested to submit their PAN to their Depository Participant(s). Members holding shares in physical form are required to submit their PAN details to the Company.
21. All documents referred to in the Notice will be available for inspection at the Company's registered office during normal business hours on working days up to the date of the AGM.
22. Attendance registration :
    a. Shareholders are requested to tender their attendance slips at the registration counters at the venue of the AGM and seek registration before entering the meeting hall.
    b. Alternatively, to facilitate smooth registration / entry, the Company has also provided a web check-in facility, which would help the shareholder to enter the AGM hall directly without going through the registration formalities at the registration counters.
    c. The online registration facility will be available from June 18, 2015 at 9:00 a.m. IST to June 21, 2015, until 5:00 p.m. IST.

The procedure of web check-in is as follows :

a. Log in to http://agm.karvy.com and click on the online registration link
b. Select the company name
c. Pass through the security credentials viz., DP ID / Client ID entry, PAN No., and 'CAPTCHA' as directed by the system and click on the submit button
d. The system will validate the credentials. Click on the 'Generate my attendance slip' button that appears on the screen.
e. The attendance slip in PDF format will appear on the screen. Select the 'PRINT' option for direct printing or download and save for printing.

The shareholder needs to furnish the printed 'attendance slip' along with a valid identity proof such as the PAN card, passport, AADHAR card or driving license, to enter the AGM hall.

Statement pursuant to Section 102 (1) of the Companies Act, 2013

Item no. 5

The Board of Directors, at its meeting held on February 04, 2015, appointed Roopa Kudva as an Additional Director of the Company with effect from February 04, 2015, pursuant to Section 161 of the Companies Act, 2013, read with Article 114 of the Articles of Association of the Company.

Pursuant to the provisions of Section 161 of the Companies Act, 2013, Roopa Kudva will hold office up to the date of the ensuing AGM. The Company has received notice in writing under the provisions of Section 160 of the Companies Act, 2013, from a member, along with a deposit of ₹1,00,000/- proposing the candidature of Roopa Kudva for the office of Independent Director, to be appointed as such under the provisions of Section 149 of the Companies Act, 2013.

The Company has received from Roopa Kudva (i) consent in writing to act as director in Form DIR 2 pursuant to Rule 8 of Companies (Appointment & Qualification of Directors) Rules 2014, (ii) intimation in Form DIR 8 in terms of Companies (Appointment & Qualification of Directors) Rules, 2014, to the effect that she is not disqualified under Sub-section (2) of Section 164 of the Companies Act, 2013, and (iii) a declaration to the effect that she meets the criteria of independence as provided in Sub-section (6) of Section 149 of the Companies Act, 2013.

The resolution seeks the approval of members for the appointment of Roopa Kudva as an Independent Director of the Company for a period up to February 03, 2020 pursuant to Section 149 and other applicable provisions of the Companies Act, 2013 and the Rules made thereunder. She will not be liable to retire by rotation.

In the opinion of the Board, Roopa Kudva, the Independent Director proposed to be appointed, fulfills the conditions specified in the Companies Act, 2013 and the Rules made thereunder and she is independent of the Management. A copy of the draft letter for the appointment of Roopa Kudva as an Independent Director setting out the terms and conditions is available for inspection without any fee by the members at the Company's registered office during normal business hours on working days up to the date of the AGM.

No director, key managerial personnel or their relatives, except Roopa Kudva, to whom the resolution relates, are interested or concerned in the resolution.

The Board recommends the resolution set forth in Item no. 5 for the approval of the members.

Item no. 6

The shareholders of the Company at the 31st AGM held on June 9, 2012, had by a special resolution approved the payment of remuneration by way of commission to non-executive directors, such remuneration not to exceed 1% of the net profits of the Company for each year for a period of five years commencing from April 1, 2013 to March 31, 2018.

Although the approval is valid until March 31, 2018, the resolution proposes to seek approval of members in accordance with Section 197 of the Companies Act, 2013 in order to continue payment of commission to non-executive directors. The Board of Directors will determine each year the specific amount to be paid as commission to the non-executive directors, which shall not exceed 1% of the net profits of the Company for that year, as computed in the manner referred to in Section 198 of the Act.

The payment of commission would be in addition to the sitting fees payable for attending meetings of the Board and committees thereof, if any.

All non-executive directors of the Company may be deemed interested in the resolution to the extent of commission payable to them in accordance with the proposed resolution.

The Board recommends the resolution set forth in Item no. 6 for the approval of the members.

Item no. 7

Infosys Public Services, Inc., a wholly-owned subsidiary of the Company, provides technology solutions and next-generation services for public sector organizations and the healthcare industry as one of its lines of business. Infosys Limited has now created a new business unit, 'HILife', to provide services to the healthcare, insurance and life sciences industries. As a consequence of this, and in order to bring business synergy, the healthcare business is proposed to be transferred to the Company. Infosys Public Services, Inc. being a 'related party' within the meaning of Section 2 (76) of the Companies Act, 2013, the transaction requires the approval of members by a special resolution pursuant to Section 188 of the Companies Act, 2013.

The particulars of the transaction pursuant to para 3 of Explanation (1) Rule 15 of Companies (Meetings of Board and its Powers) Rules, 2014 are as follows:

1. Name of the related party: Infosys Public Services, Inc.
2. Name of the director or key managerial personnel who is related: Prof. Jeffrey S. Lehman
3. Nature of relationship: Infosys Public Services, Inc. is a wholly-owned subsidiary of the Company and Prof. Jeffrey S. Lehman is a common Board member.
4. Nature, material terms, monetary value and particulars of the contract or arrangement: The transaction form will be based on regulatory and business consideration. The nature of the transaction involves the transfer of a business. The estimated consideration is up to US $100 million (approximately ₹625 crore).
5. Any other information relevant to or important for the members to make a decision on the proposed transaction: None

No other director or key managerial personnel, except Prof. Jeffrey S. Lehman being a common director, is interested in or concerned with the resolution.

The Board recommends the resolution set forth in Item no. 7 for approval of the members.

Registered office:
Electronics City, Hosur Road
Bengaluru 560 100
India

May 15, 2015

by order of the Board of Directors
for Infosys Limited

Dr. Vishal Sikka
Chief Executive officer and Managing Director

Additional information on directors recommended for appointment / re-appointment as required under Clause 49 of the Listing Agreement



U. B. Pravin Rao

As the Chief Operating Officer, U. B. Pravin Rao is responsible for driving growth and differentiation across portfolios at Infosys. Additionally, he oversees global delivery, quality and productivity, the supply chain, business enabler functions and Infosys Labs. He is also the Chairperson of Infosys BPO Limited.

Pravin has over 28 years of experience. Since joining Infosys in 1986, he has held a number of senior leadership roles such as Head of Infrastructure Management Services, Delivery Head for Europe, and Head of Retail, Consumer Packaged Goods, Logistics and Life Sciences. Pravin holds a degree in electrical engineering from Bangalore University, India.

Companies (other than Infosys Limited) in which U. B. Pravin Rao holds directorship and committee membership

Directorship

Infosys BPO Limited
Infosys Technologies (Australia) Pty. Limited
Lodestone Holding AG

Chairperson of Board committees

Infosys BPO Limited
Corporate social responsibility committee

Member of Board committees

Infosys BPO Limited
Audit committee
Nomination and remuneration committee

Shareholding in the Company

U. B. Pravin Rao holds 2,77,760 equity shares of the Company.



Roopa Kudva

Roopa Kudva was Managing Director & CEO of CRISIL from 2007 until April 2015. She will be joining Omidyar Network, a global impact-investing firm, in July 2015 as a Partner and will also be the Managing Director of Omidyar Network India Advisors.

She had led CRISIL's evolution from a leading Indian rating agency to a diversified analytical company with clients ranging from the largest investment banks of the world to tens of thousands of small firms spread across India. Under her leadership, CRISIL's market capitalization grew from ₹ 2,900 crore to ₹ 14,000 crore, and revenues tripled.

Roopa Kudva regularly features in lists of the most powerful women in business compiled by prominent publications, including *Fortune* and *Business Today*. She is a recipient of several prestigious awards including the 'Outstanding Woman Business Leader of The Year' at CNBC TV18's 'India Business Leader Awards 2012', *India Today's* 'Corporate Woman Award 2014' and Indian Merchants' Chamber Ladies' Wing's 'Woman of the Year' Award 2013-14.

Roopa Kudva is a member of several policy-level committees relating to the Indian financial system, including committees of the Securities and Exchange Board of India and the Reserve Bank of India. She has also been a member of the Executive Council of NASSCOM. She is a regular speaker at global conferences and seminars by multilateral agencies, market participants, and leading academic institutions.

She holds a postgraduate diploma in management from the Indian Institute of Management, Ahmedabad (IIM-A) and has received the 'Distinguished Alumnus Award' from her alma mater.

Companies (other than Infosys Limited) in which Roopa Kudva holds directorship and committee membership

Directorship

EdgeVerve Systems Limited
Infosys BPO Limited

Chairperson of Board committees

EdgeVerve Systems Limited
Audit committee

Member of Board committees

Infosys BPO Limited
Audit committee
Nomination and remuneration committee
Corporate social responsibility committee

EdgeVerve Systems Limited
Nomination and remuneration committee

Shareholding in the Company

Roopa Kudva does not hold any equity shares of the Company.

Attendance record of the directors seeking appointment / re-appointment

Directors	Number of meetings	
	held	attended
U. B. Pravin Rao	9	9
Roopa Kudva [1]	9	2

[1] *Appointed as an additional director of the Company with effect from February 04, 2015.*

Disclosure in terms of Clause 49 of the Listing Agreement

There are no *inter-se* relationships between the Board members.

Instructions for e-voting

A detailed list of instructions for e-voting is annexed to this Notice.

Route map to the venue of the AGM


N
Christ University Auditorium
Hosur Road,
Bengaluru 560 029
Karnataka, India.
From M. G. Road
Hosur Road
Hosur Main Road
Mico Factory
New Mico Road
Bannerghatta Main Road
Adugodi Police Station
NIMHANS
Bangalore Dairy
Dairy Circle Flyover
Bosch
Forum Mall
Dairy Circle Road
Christ University Auditorium
Koramangala
St. Anthony's Church
St. John's Hospital
Hosur Road
Sarjapur Road
Bannerghatta Main Road
Madiwala
From Silk Board
Outer Ring Road
Outer Ring Road
Silk Board